Filed by Independent Bank Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Enterprise Bancorp, Inc. SEC File No.: 001-33912 Filer’s SEC File No.: 1-9047 Date: December 10, 2024 The following are extracts of certain portions of a transcript of remarks delivered by Jeffrey J. Tengel, CEO and Director of Independent Bank Corp. (“Independent”) and Mark J. Ruggiero, CFO and Executive VP of Consumer Lending, as well as a subsequent question-and-answer session, on a conference call with analysts and investors held on December 9, 2024 to discuss Independent’s announced acquisition of Enterprise Bancorp. The slides referenced on this call were included as Exhibit 99.2 to the Form 8-K filed by Independent on December 9, 2024. Operator: Good day, and welcome to the Independent Bancorp and Enterprise Bancorp, Inc. Merger Conference Call. Please note this event is being recorded. Before proceeding, please note that during this call, we will be making forward-looking statements. Actual results may differ materially from these statements due to a number of factors, including those described in our earnings release and other SEC filings. In addition, some of the subject matter discussed in this call will be addressed in a registration statement on Form S-4 to be filed with the SEC that will include a proxy statement for a special meeting of Enterprise's shareholders to approve the proposed transaction with Enterprise and that will also constitute a prospectus for the independent common stock that will be issued as part of the proposed transaction. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the SEC's rules, be deemed to be participants in the solicitation of proxies from the Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus. Some of our discussions today may include references to certain non-GAAP financial measures. Information about these non-GAAP financial measures, including reconciliation to GAAP measures may be found in our earnings release and other SEC filings. These SEC filings can be accessed via the Investor Relations section of our website. Finally, please also note that this event is being recorded. I would now like to turn the conference over to Jeff Tengel, President and CEO of Independent Bancorp. Please go ahead. Jeffrey J. Tengel: We are thrilled to announce the acquisition of Enterprise Bancorp, a strong, well-run community bank with $4.7 billion in assets and $1.5 billion of wealth assets under management centered in Northern Massachusetts and Southern New Hampshire. We have long admired Enterprise’s people, culture, customer focus, superb asset quality and the role they've played in their communities. For those of you not familiar with Enterprise, I refer you to the slide deck presentation that was included in our announcement materials. Slide 4 provides a nice snapshot of their operation. Enterprise is a well-established community bank with roots dating back to 1989. Like Rockland Trust, Enterprise's commercially focused stock-owned company with no legacy mutual or thrift challenges. As you can see here from the various measures displayed, this is a strong bank with a highly complementary balance sheet to ours. With approximately $4 billion in both loans and deposits, Enterprise is a well-rounded and thriving banking franchise with expertise in commercial lending and an enviable deposit base. It's much like Rockland Trust 10 years ago. Their Founder and Chairman, George Duncan; President, Dick Main; retired CEO, Jack Clancy; and current CEO, Steven Larochelle and so many others have done a terrific job in growing this bank and expanding its franchise in an organic fashion. Importantly, George will stay on as an adviser to our Board for 1 year post close, and Steven has agreed to stay engaged with the business in a consulting capacity for 1 year. Both are committed to facilitating a smooth integration, and I'm looking forward to working with them. In addition, two directors from Enterprise will be appointed to Independent Bank Board post close. Enterprise has an exceptional history of delivering annual loan growth of 9%, annual deposit growth of 10% and compounded tangible book value per share growth of 10.5% over the last 10 years, net charge-offs have averaged just 8 basis points over the past 20 years. This history of performance certainly creates a compelling combination in partnering with Rockland Trust. This partnership is financially attractive, we expect the combination to be approximately 16% accretive to 2026 earnings per share. We expect to generate an IRR of 20% and have an approximate 3-year tangible book value per share earn back.

Slide 6 reinforces the other strength beyond the financial projections. This deal is consistent with our long-term acquisition strategy of thoughtful, strategic geographic expansion and brings together two companies that share similar cultures, similar customer and community focus and a business model and balance sheet that reinforces stability with low execution risk. Unlike our most recent acquisitions, Enterprise brings a healthy wealth management business. We expect to introduce our broader product set to their customer base, which includes tax and financial planning, estate planning and insurance offerings alongside our core investment management expertise. The combination of our two wealth businesses should provide upside to our historical results and continue our long-term success in this important fee income business. Turning to Slide 7, the addition of Enterprise will bring density to our footprint in Eastern Massachusetts, which provides a powerful platform to introduce our broader product set to the Enterprise market. This transaction adds scale and density in three of the largest counties in Massachusetts and moves Rockland Trust north of the border into New Hampshire markets with strong demographics and business density that bode well for future growth. Notably, there are no branch closures planned. We are bringing together two well-performing banks with already strong customer franchises. As noted on Slide 8, Enterprise brings a highly valuable low cost deposit base. This low-cost deposit base is, in some respects, the crown jewel of the franchise and will result in leading cost of deposits for the combined companies. Slide 9 underscores the strong deposit story for the combined company. You can see that Enterprise Bank meaningfully improves Rockland Trust's market position in the large Middlesex, Essex and Worcester Mass counties while projecting a top 10 market share in all counties within the combined footprint. You can also see that Enterprise Bank moves Rockland Trust into two new markets, the counties of Rockingham and Hillsborough, New Hampshire. Both companies share a focus on strong colleague engagement and customer service, both of which -- both of us are also committed to local community involvement and charitable giving. All of this bodes well for a healthy cultural integration. As a quick anecdote, it was reassuring to see right out of the gate in some of the first meetings we had with senior management from both sides that there was a lot of what I would call head nodding around the table. Oftentimes, Enterprise was describing a challenge or a system that they were thinking about that we had already implemented. And similarly, when we were talking about some of the things that we had done most recently, a lot of head nodding from the Enterprise people thinking that that's where they were headed. I think that really bodes well for our integration as we look to put these two franchises together. Mark J. Ruggiero: Management is extremely excited about this combination and its underlying potential. The deal reflects a total transaction value of $562 million with Enterprise shareholders receiving 0.6 shares of Independent common stock plus $2 per share in cash for each share of Enterprise stock. All stock options will be cashed out at closing. The pricing equates to 1.55x tangible book value and 11.3x projected 2026 earnings. And we anticipate a closing date in the second half of 2025, subject to the customary approvals. We use our stock judiciously when considering acquisitions and demand they meet the high bar that we and our shareholders require. We are confident that this deal checks all boxes. Slide 11 provides further information regarding the strong profitability and return performance measures arising out of this acquisition. Highlighting a few, we anticipate the following, which are all inclusive of the purchase accounting accretion from interest rate marks. We expect: • earnings accretion of 16% for 2026, tangible book value dilution of 9.8% and a tangible book value earn back of approximately 3 years; • the execution of a $250 million subordinated debt issuance prior to the close. This offering serves the dual purpose of diversifying our overall capital stack and maintaining the commercial real estate concentration around 300% of total bank capital; and • the closing commercial real estate ratio to be around 308% with goals to continue to work that down under 300% over time. Overall, capitals will continue to be very strong after the deal closing with CET1 ratio expected to be well over 12% and total risk- based capital north of 15%. From a profitability standpoint, we anticipate for full year 2026, a pro forma return of assets of 1.41%, a pro forma return on tangible common equity of 15.7% and as Jeff mentioned, an IRR of approximately 20%. Highlighting this improvement in profitability, Slide 12 shows that Independent will move into the top quartile of its peer group in both return on assets and return on tangible common equity while also maintaining the strong levels of capital. In addition to the market expansion and overall culture fit, the profit improvement is anticipated to be driven by the extreme similarity in the balance sheets of the two companies, paving the path for what independently has historically done well to now do even better. Along those lines, Slide 13 shows the loan and deposit mixes for the two companies. As reflected here, the loan yields are virtually the same for both banks as both companies have meaningful commercial portfolios that are positioned well for future loan maturities and repricing events to drive yield increases going forward. For reference, Independent’s loan beta was about 29% over the last rate increase cycle versus 22% for Enterprise. On the deposit side, both the mix and costs are also very similar for the two organizations. We cannot underscore enough the great deposit franchise and peer-leading cost of deposits of the combined entity, with total deposit betas of 33% and 36% for Independent and Enterprise, respectively.

These similar profiles have resulted in the close tracking of the bank's net interest margins over the past 3 years as reflected on Slide 14. Both banks have benefited from their low-cost funding basis but have been adversely impacted to some degree by the lagged repricing of the sizable commercial real estate and residential loan buckets. Given the quality of the deposit base and the benefits of a steepening yield curve on fixed rate loan repricing, we would expect to see continued NIM expansion on a pro forma basis. And while we recognize the purchase accounting interest rate marks will drive some of that margin expansion immediately, we believe it is important to differentiate that Enterprise Bank as a core banking franchise that is driven primarily by relationship lending. That type of business model often comes with new lending and renewal activity that will create a sustainable base of higher-yielding cash flows in the anticipated better rate environment, and that dynamic drives margin expansion beyond the interest rate mark accretion. Moving to Slide 15. We have already referenced many of the key interest rate mark assumptions noted here, but highlighting a couple more to round out the financial summary, we anticipate cost savings of 30% of Enterprise's expense base with 100% fully phased in for the calendar year 2026. Pretax onetime merger costs of $61 million. And lastly, many of the other interest rate marks noted on this slide are based on current market conditions, which we remind the investor community are subject to change based on the underlying rate environment at closing. I’ll quickly highlight that Slide 16 reflects the extensive due diligence process that was embedded in the entire deal. All aspects of the business model were thoroughly reviewed with credit due diligence as the main focus. It is important to note that the Enterprise commercial loan book is comprised of a deep and well-diversified portfolio with an average loan size of approximately $650,000. As such, we reviewed 45% of total commercial balances, including 90% of notes with balances over $4.2 million. We also achieved high percentage penetration across the nonowner-occupied office, multifamily, construction and participation portfolios as noted here. The review also covered 90% of criticized loan balances and 97% of those above $500,000. The management teams had healthy and collaborative dialogue throughout the entire process and it was clear from the beginning that there was a shared vision of the power of these combined franchises going forward. Jeffrey J. Tengel: Slide 17 touches on the way we both show up in our markets. We’ve spoken about our combined commitment to serving our communities, and this slide illustrates a few of those activities. We expect this support to continue the legacy that George Duncan started in being a true partner in the communities we serve. In conclusion, Slide 18 is a composite of all the in-market acquisition we’ve made over the past 10 years. The common denominator across these acquisitions is a strategic fit, disciplined pricing and financially accretive. In all cases, we have achieved and often exceeded original expectations. We are especially pleased with the 13% compounded annual growth rate as well as a 9% compounded growth in tangible book value per share during this period. We pride ourselves in our demonstrated track record of seamless and timely integrations and fully expect the same experience in assimilating Enterprise. We have always characterized ourselves as an opportunistic yet disciplined acquirer. By augmenting our long-term organic growth performance with periodic selective acquisitions such as this one, we strongly believe we are building considerable long-term franchise value. QUESTION-AND-ANSWER SESSION Stephen M. Moss (Raymond James & Associates, Inc.): Starting on the cost saves, 30% kind of seems a little bit on the low side. Given its adjacent markets, just kind of any thoughts as to why it landed there and just if there's upside from there. Mark J. Ruggiero: The biggest driver is we are not anticipating any branch closures. Although the markets have good adjacency, we have no branches that really overlap within a 3 to 3.5 mile radius. So that's a big driver typically of cost save assumptions. So we feel good about the 30%. But to your point, it is a bit lower than some of our prior deals, but driven primarily by no branch closures. Stephen M. Moss (Raymond James & Associates, Inc.): Could you give us an update on your credit portfolio? I know you have the $30 million office maturing here this quarter, and then you had the $54.7 million loan as well. If there's been any movement update that you can give us here? Mark J. Ruggiero: The $30 million loan that did mature here in the fourth quarter. That’s a large syndicated deal. So, we are one of many banks in that deal. That's currently in negotiations. We expect there'll be some sort of resolution, but there's a lot of bank partners working with the borrower right now. So we're not at a place right now to predict an outcome, but we'd expect there'll be some level of compromise on both sides to get to an answer here, but it's a very strong borrower. It's a trophy property in downtown Boston. We expect the resolution, we just don't have a detailed update at this point on that one. And regarding the larger nonperformer that you referenced that has the first quarter 2025 maturity. If you recall, we took a large specific reserve on that last quarter. That was based on a few different data points, including an updated appraisal as well as some brokers' opinions as we were marketing that property. We took an average of those data points to determine the reserve. So if we hopefully find a resolution by selling the note that we expect would probably be a first quarter 2025 event. We think the reserve captured the majority of the loss, but there might be some additional noise associated with how that ultimately resolves. Stephen M. Moss (Raymond James & Associates, Inc.): And then just in terms of deals here, I realize it's a large one, but at the same time, it's similar in terms of profile like you guys in similar markets. Assuming you guys closed this deal in the third quarter, you have some integration, but you’ll achieve the cost saves and everything by the end of 2025. Would you be open to doing another deal in 2026? Or just kind of how much work do you think you have to do before you're willing to consider another deal?

Jeffrey J. Tengel: Honestly, that’s a tough question to answer. I think we have a lot of work in front of us, and we're going to be really patient and really methodical in integrating this franchise, the customer relationships and the employees here are really going to be our primary focus for the foreseeable future. 2026 feels like it's a ways away. And I guess in part, it would depend on the progress we've made integrating Enterprise. But I certainly don’t want to take the eye off the prize, so to speak, and I want to make sure we devote our full attention to a smooth integration, capturing the, not only the cost saves, but the synergies that we think could come from combining our two franchises. Mark Fitzgibbon (Piper Sandler & Co.): In the past, Independent has tended to buy poor performing banks that you could remix the balance sheet and cut a lot of costs out to drive profitability. This is clearly not that kind of a balance sheet. I guess I'm curious, is this the new M&A approach for Independent? I mean, is your preference for sort of more high-quality banks? Jeffrey J. Tengel: We're opportunistic in terms of what bank is considering selling and what isn’t. But I would say the thing that drew us to Enterprise, you're right, this is not a turnaround. But the two franchises fit like pieces of a puzzle. There is no branch overlap, as we mentioned, and just the overall footprint could not be better. The cultures are very similar, so we feel like there's very low integration risk from a cultural standpoint. And the cost of deposits is in some respects, the crown jewel of Enterprise, and is very consistent with our cost of deposits. So we feel like the combination of those things made this a very highly valued franchise in our eyes and one that we're delighted to be coming together with. So I don't know that it's a shift in strategy but I would tell you there's an awful lot about this franchise we like. Mark Fitzgibbon (Piper Sandler & Co.): Since there's no branch closings, I wondered if you could share with us what are the bigger pieces of the cost savings, where do those come from? Mark J. Ruggiero: Still primarily driven by salary and benefits saves then followed up by mostly technology. There's still some overlap of systems and technologies as we went through due diligence, we realized there's a lot of shared technologies that will generate some good cost saves. And then I'd say the third bucket is primarily professional fees, legal, consulting, accounting fees, et cetera. Mark Fitzgibbon (Piper Sandler & Co.): Should we assume that the sub debt raise happens very close to the close of the transaction? Or would you likely sort of time the market and potentially do it even well before the close? Mark J. Ruggiero: Yes. I think the latter is going to be close to the market, and we want to execute when we think we can get best pricing and best execution. I mean, selfishly, we'd obviously like to get that as close to the close, just to negate some of the carrying costs associated with it. But we're going to be in the market as early as we can to understand pricing and we'll look to execute when we think it's best. Mark Fitzgibbon (Piper Sandler & Co.): I wonder if you could share with us maybe the size of the few largest credits that Enterprise has. What are their biggest couple of loans? Mark J. Ruggiero: There's a couple in the $40 million range, but nothing that we are uncomfortable with. Jeffrey J. Tengel: I think in some respect, speaks to the granular portfolio. The average loan size is $650,000. So we talk a lot about our average loan size at Rockland Trust being around $1.3 million or $1.4 million. So I think what we found in their portfolio is a very similar lending philosophy and the types of clients that they do business with. So they don't have any outsized holds like some of our -- some of the other acquisitions have had. Laurie Hunsicker (Seaport Research Partners): So you mentioned you want to get your CRE back down to sub-308%. How much are you actually -- how much is earmarked to get rid of? And then also sort of along those lines, I’m just backing into the 10-Q here. It looks like their nonowner-occupied office book is around $174 million, and they've got one credit in there with a specific reserve. Can you talk a little bit about that as well? And then also pro forma what your office reserve is going to look like once we put everything together? Jeffrey J. Tengel: The process that we've gone through internally as we've been reducing our office portfolio is being very strategic. We like the commercial real estate business, and we're going to continue to support our customers. And we've been trying to prune or not renew, I guess, the very transactional business that we have in that portfolio where we don't have a relationship and where we don't feel like we have the prospects of establishing one. And we'll continue to run that play. We’ve been doing it. We’re going to continue to do that. I don't know that Enterprise has a lot of that type of business, but to the extent they do, my guess is they would probably be doing -- taking similar actions. And ultimately, I'd like to get us below 300%. I don't have a specific number, but it would be in the, call it, [2.75] range because I want to have headroom to continue to support those good commercial real estate customers that we've always supported and Enterprise will be no different. So that's not going to happen overnight, but we're working on it. Mark J. Ruggiero: And the $308 million pro forma does not anticipate any reduction of balances per se. The sub debt raise is what helps mitigate that ratio back down to those levels. Laurie Hunsicker (Seaport Research Partners): Looking at that $1.6 billion of nonowner-occupied commercial real estate. If you were going to earmark any of that for reduction, how should we be thinking about that? Jeffrey J. Tengel: Honestly, I don't think we know the portfolio well enough to know where their relationships are and where are they not. I think as you can appreciate, we've been doing due diligence mostly from a credit perspective, not necessarily the quality of the relationships. So in my mind, that's a bit of a TBD as we work through the period between announcement and close.

Laurie Hunsicker (Seaport Research Partners): I guess the question on the office reserve. So you guys are 5% at the moment or 3% if we strip out that. The one loan that you reserved for last quarter. I mean, do we have a figure in terms of what the pro forma office reserve is going to look like when everything is closed here? Or are we just too early in that process? Mark J. Ruggiero: We have some preliminary information. When we built the credit mark that we've incorporated into the pricing and the model, we certainly took a very deep dive into the office portfolio. Based on the data we could see, there is one loan already with a specific reserve that we would expect to carry over. And then we've made assumptions in building the credit mark where we probably peg an office stand-alone reserve similarly in that 4% to 5% range. Again, that could change as we get to closing date and the portfolio could shift a bit. But I think that level based on the performance of their office book feels appropriate, which would suggest on a combined basis, it ticks up a little bit, but not a material change. Laurie Hunsicker (Seaport Research Partners): So that 4% to 5% pro forma that does include the $22.4 million of specific office reserves from last quarter? Or are you excluding that bigger credit? Mark J. Ruggiero: That would exclude that. I think that materially moved it up further than that. Laurie Hunsicker (Seaport Research Partners): So, then we're more at 6% to 7% pro forma. And then just in terms of thinking about the margin stand-alone, you were already roughly 2-3 basis points per quarter on margin expansion. Can you help us think a little bit about including the purchase accounting what your margin is going to look like as we sort of hit that day 1? Mark J. Ruggiero: I think about best teeing it up as calendar year 2026 is probably the best pro forma full year to be thinking about. We are on a projection. All of this is predicated on a cooperating yield curve where we get some steepness back into the curve. But if that's the case we expect our margin to expand pretty nicely over the next year to 1.5 years. And if you follow market estimates on us, which I think are pretty reasonable, that would suggest our margin moves up to around [3.60] for full year 2026. Enterprise is on a similar path. I'd expect to see nice margin expansion for them as a stand-alone as well. We've conservatively modeled that margin expansion into the [3.45] range by 2026. So combined, that gets you to about [3.55] pro forma before any purchase accounting. And then when you layer on purchase accounting, the interest rate mark which will accrete in about $30 million a year, adds 12 basis points. The non- PCD component of purchase accounting is about $16 million a year. That adds 7 basis points to the margin. And then the securities mark, which is technically AFS OCI, but that would accrete back into the margin. That's also another $17 million of pretax which adds 7 basis points. And then, assuming we raise the sub debt, that would be a negative 7 basis point hit to the margin. So if you take those 4 components I just gave you, it adds up to about 19 basis points, which suggests you get into the [3.70] -[3.75] range full year combined. Laurie Hunsicker (Seaport Research Partners): Can you talk a little bit about how this deal actually came together? Jeffrey J. Tengel: I guess, like a lot of deals being introduced to some of the management team and having what I would -- what I thought was high-quality conversations as we were getting to know one another, and really figuring out that the two banks fit together like a puzzle piece and the cultures do feel very similar. The business models feel very similar. But you'll have to wait to read the S-4 to get the details. Christopher O’Connell (Keefe, Bruyette, & Woods, Inc.): So I think in the deck, it notes that there'sexpectations for about 5% of deposit runoff alongside the deal on the Enterprise side. Is that overall expectations for customer runoff? Or is that expected runoff from either the brokered or kind of noncore deposit side? Mark J. Ruggiero: It's really based on prior experiences we've seen. I think this is a much stronger deposit franchise, and I think we have a lot of confidence that we have the right people continuing to stay on in the organization that will reassure relationships. But I think we just want to be realistic like we've seen in most other deals to have some level of expectation of some slight deposit runoff. It doesn't have too much of an impact in the model itself and the numbers because we assume it's some higher cost deposits. It's probably those that are a bit more rate sensitive and economically, it just gets replaced with some maybe overnight borrowings or wholesale borrowings that are not all that much more different than the rate. Christopher O’Connell (Keefe, Bruyette, & Woods, Inc.): On the other side of the balance sheet, you gave some good slides and details on the overall review of the loan portfolio. When you think about the loan portfolio either from a credit risk perspective or even just an interest rate perspective, once you get everything marked and the deal closes, is there any portions of the portfolio that you guys have earmarked to either run off or potentially offload in a sale and whether that be you don't want to have those credits even post mark from a credit risk perspective or where there's areas such as residential real estate or just longer-dated loans that you prefer to just kind of get off the books after the close? Jeffrey J. Tengel: Yes. Really all of their businesses are doing pretty well. The credit quality is very good. And they're not in any businesses that struck us as outliers to kind of how we think about things, which, again, gets back to the similarities of the 2 franchises. So our expectation is that we're going to keep all of their commercial businesses intact and hopefully grow them. Mark J. Ruggiero: And just adding on from an interest rate risk perspective, the profile is very consistent with our own, so again, it just drives low execution risk. They're very well positioned to take advantage of a rising rate on the long end of the curve environment, a little bit less sensitivity to the short end of the curve, which, again, pair very well with how we are positioned. So I think the pro forma margin expansion, again, I keep highlighting with the caveat of at least a flattening to hopefully some steepening of a yield curve. These balance sheets combine very well to take advantage of that. Christopher O’Connell (Keefe, Bruyette, & Woods, Inc.): And then with this transaction, which kind of helps you guys expand north further along into New England. Is that an indication or for your strategic kind of growth going forward? Is that somewhere where you guys would like to continue that expansion north? Or does this kind of outline a further strategic goal for you guys to keep kind of moving in that direction beyond this deal? Jeffrey J. Tengel: Yes. So again, we think this was a bit of a unique transaction in terms of how well it fit. It would be a bridge of resorts if we were going to continue to be active in like Southern New Hampshire and Southern Maine. Obviously, we don't have any plans to do that right now, but I would think, to the extent that, that kind of opportunity ever presented itself having the Enterprise franchise part of our company, I think would be helpful along those lines. Clearly, it will give us some experience and exposure to Southern New Hampshire that we currently don't have today. But I wouldn't suggest that we're headed north with all of our activities. I just think that this was an ideal candidate for us. So would we go south into Rhode Island or another contiguous market? Again, I think it would be dependent upon what bank it was and how well we think it fit with our company and at the right price. Michael Cousineau: Hi Jeff, was that you first commenting on the Southern New Hampshire market? Jeffrey J. Tengel: Yes. Michael Cousineau (New Hampshire Union Leader): Why was the New Hampshire market attractive for you? Or was it just part of the Enterprise package that came with the Massachusetts core that you were looking at? Jeffrey J. Tengel: I'd say a little bit of both. And I think Enterprise has done a really nice job in New Hampshire. But I would also tell you Southern New Hampshire has been, I think, a growing economy. I have some familiarity with that market from my tenure when I was at People's United, and we always had success in that market. So I think it's a combination of the two. We like that market. We think it is pretty vibrant and growing, and it came along with the Enterprise company. Michael Cousineau (New Hampshire Union Leader): What can New Hampshire customers expect to get with some of the new services under the deal? Jeffrey J. Tengel: Well, first, I would point out that they're going to get the same level of service and community engagement and employee visibility in the community that they've always had. I know that Enterprise has been very good at that. We have as well, and I think that bodes well for the New Hampshire business community. But because we're a bit larger, we do have some additional product capabilities. Some of that I talked about during the call in our wealth management space around tax planning and estate planning that we offer that would be incremental. Our commercial business has a bit more product offerings in the treasury management space. We're active with the SBA. We do a fair amount of low income housing tax credit financing, both debt and equity. So we think there's an awful lot that Enterprise is doing well. So it's not like this is going to be a radical change in terms of what the community sees in terms of product offering. But we do think we can round it out a bit and on the margin add to some of the things that they've been doing. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent and Enterprise, the expected timing of completion of the proposed transaction, and other statements that are not historical facts. Such statements reflect the current views of Independent and Enterprise with respect to future events and financial performance, and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs, expectations, plans, predictions, forecasts, objectives, assumptions or future events or performance, are forward- looking statements. Forward-looking statements often, but not always, may be identified by words such as expect, anticipate, believe, intend, potential, estimate, plan, target, goal, or similar words or expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Independent and Enterprise caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Independent’s and Enterprise’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) changes in general economic, political, or industry conditions; (2) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (3) volatility and disruptions in global capital and credit markets; (4) movements in interest rates; (5) the resurgence of elevated levels of inflation or inflationary pressures in the United States and the Enterprise and Independent market areas; (6) increased competition in the markets of

Independent and Enterprise; (7) success, impact, and timing of business strategies of Independent and Enterprise; (8) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (9) the expected impact of the proposed transaction between Enterprise and Independent on the combined entities’ operations, financial condition, and financial results; (10) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (11) the failure to obtain Enterprise shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; (12) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (13) the outcome of any legal proceedings that may be instituted against Independent or Enterprise; (14) the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Enterprise do business; (15) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (16) diversion of management’s attention from ongoing business operations and opportunities; (17) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (18) the dilution caused by Independent’s issuance of additional shares of its capital stock in connection with the proposed transaction; (19) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; and (20) other factors that may affect the future results of Independent and Enterprise. Additional factors that could cause results to differ materially from those described above can be found in Independent’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in other documents Independent files with the SEC, and in Enterprise’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings” and in other documents Enterprise files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Independent nor Enterprise assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable law. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made with respect to the proposed transaction involving Independent and Enterprise. This material is not a solicitation of any vote or approval of the Enterprise shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Independent and Enterprise may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Independent and Enterprise, Independent will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will that will include a proxy statement for a special meeting of Enterprise’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Enterprise will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Independent’s and Enterprise’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Independent and Enterprise, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Bancorp, Inc., 222 Merrimack Street, Lowell, MA 01852, Attention: Corporate Secretary, telephone (978) 656-5578. PARTICIPANTS IN THE SOLICITATION Independent, Enterprise, and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies from the shareholders of Enterprise in connection with the proposed transaction. Information regarding Independent’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 28, 2024, and other documents filed by Independent with the SEC. Information regarding Enterprise’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024 and other documents filed by Enterprise with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the proxy solicitation of Enterprise’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials filed with the SEC when they become available, which may be obtained free of charge as described in the preceding paragraph.